FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Minutes of the Meeting of Regular Directors and Supervisory Committee on March 21, 2005

Item 1

MINUTES No. 158: In the City of Buenos Aires, on the 21st day of March, 2005, at 4:30 p.m., the Board of Directors of NORTEL INVERSORA S.A. held a duly convened meeting, with the attendance of the undersigned Regular Directors and the members of the Supervisory Committee.

The meeting was presided over by Mr. Alberto Y. Messano Colucci, who after checking that there was a quorum, called the meeting to order and submitted the following agenda to the meeting for consideration:

1) Joint notice of Annual Regular and Special Class A and B Shareholders’ Meeting.

The Chairman took the floor and stated that pursuant to the provisions of section 234, subparagraphs 1, 2, 3 and the last paragraph of Law 19550, the Board of Directors should call a joint Annual Regular and Special Class A and Class B Preferred Shareholders’ Meeting, and should also set the items of the Agenda to be dealt with.

After a short discussion, the Board of Directors unanimously resolved:

A)	To convene a joint Annual Regular and Special Class A and Class B Preferred Shareholders’ Meeting to be held on first call, on April 27, 2005, at 3:00 p.m., at Av. Alicia Moreau de Justo 50, Ground Floor, City of Buenos Aires, to discuss the following:

AGENDA

1)	Appointment of two shareholders to sign the minutes.

2)	Consideration of the documents prescribed by section 234, subparagraph 1 of Law 19,550 and the Rules of the Comisión Nacional de Valores (CNV) [Argentina Securities Commission] and the Buenos Aires Stock Exchange and the accounting documents in the English language prescribed by the United States Securities and Exchange Commission, for the fiscal year ending December 31, 2004.

3)	Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ending December 31, 2004.

4)	Consideration of the Board of Directors compensation (Arg $180,000.-, appropriated amount) for the fiscal year ending December 31, 2004, which recorded loss under the Rules of the Comisión Nacional de Valores.

5)	Authorization to the Board of Directors to make advanced payments of fees payable to those directors performing technical and administrative services or executing special commissions subject to what the shareholders’ meeting may resolve. Determination of the amount of the said advances.

6)	Fees payable to the Supervisory Committee and External Auditors for the fiscal year ending December 31, 2004.

7)	Consideration of the classification of the company under section 206 of Law 19,550, and of the proposal of the Board of Directors (a) to postpone the adoption of a resolution on the matter, until the completion of the restructuring process of Telecom Argentina S.A.’s financial debt; (b) unless the aforementioned section 206 of Law 19,550 is suspended or ruled out by a regulation, to convene a shareholders’ meeting to discuss the matter after the approval of the first financial statements of Telecom Argentina S.A. showing the accounting income resulting from the restructuring of its debt and (c) to carry forward the unappropriated retained deficit balance of Arg $ 977 million which includes the fiscal year net loss in the amount of Arg $ 361 million.

8)	Consideration of the expenses incurred by the Audit Committee in the amount of Arg $5,170. Consideration of the Audit Committee’s budget for the fiscal year to be ended December 31, 2005.

9)	Election of the members of the Supervisory Committee.

10)	Appointment of the External Auditors of the Company for the fiscal year to be ended December 31, 2005 and determination of their fees.

11)	Determination of the number of regular and alternate directors.

12)	Election of one regular and one alternate director by Class A and Class B Preferred Shares jointly.

13)	Election of regular and alternate directors by Common Shares.

Note I: To attend the Shareholders’ Meetings, Common Shareholders and Class A Preferred Shareholders (the record of which is kept by the Company) must send the attendance notice and Class B Preferred Shareholders must deposit with the Company the relevant certificate issued by Caja de Valores, in both cases no less than three business days before the Meeting, at Av. Alicia Moreau de Justo 50, 11th floor, City of Buenos Aires, from 2:00 p.m. to 6:00 p.m. The deadline is April 21, 2005, at 6:00 p.m. Item 12 shall be discussed at a Special Preferred Class A and Class B Preferred Shares to be held jointly. The Shareholders’ Meetings shall be held at the legal domicile of the Company.

Note II: In view of the provisions of General Resolution No. 465/2004 of the CNV, upon registration to participate in the Shareholders’ Meeting, the following particulars of the holder of record of the shares must be disclosed: full name or corporate name; type and number of identity document in the case of individuals or registration data in the case of legal entities, expressly indicating the Registry where they are registered and their jurisdiction and domicile, indicating type of domicile. The same data must be furnished by whoever attends the Meeting as a representative of the holder of record of the shares.

Note III: Those who may sign up to take part in the Shareholders’ Meeting as custodians or managers of third parties’ shares are required to note that to be eligible to cast a dissenting vote the requirements of Item II.9 of the Rules of the CNV must be met.

B)	To publish the notices of the Annual Regular and Special Class A and B Preferred Shareholders’ Meeting in the Official Bulletin and in the newspaper “La Nación”.

C)	To inform the Comisión Nacional de Valores and the Buenos Aires Stock Exchange that this shareholders’ meeting is being convened, submitting for such purpose the relevant documents with the formalities and within the time periods established by the said entities.

2) Proposal of the Board of Directors in connection with the items of the Agenda for the Shareholders’ Meeting mentioned in item 1.

Mr. Alberto Y. Messano Colucci had the floor and stated that pursuant to the provisions of Decree 677/01, the Audit Committee has issued its opinion prior to the proposal of the Board of Director on: (i) the fees of the Board of Director for the 2004 fiscal year; (ii) the appointment of External Auditors for the 2005 fiscal year financial statements; and (iii) the auditing services fees to be paid to the External Auditors for the 2004 fiscal year financial statements. Likewise, the Audit Committee has conducted an analysis of the work to be performed during the 2005 fiscal year, so as to request the meeting to approve the relevant budget.

After discussion, the Board of Directors unanimously resolved to put forward to the Shareholders’ Meetings to be held on April 27, 2005, the following proposals to the items of the Agenda, which have the prior approval of the Audit Committee with respect to items 4), 5) (Remuneration of the External Auditors) and 10) of the Agenda:

First Item: The Shareholders’ Meeting is suggested to appoint the two shareholders (or representatives of shareholders) who may have recorded the highest number of shares to participate in the Shareholders’ Meeting.

Second Item: A motion is made to approve the documents for the fiscal year ending December 31, 2004 (Annual Report, Financial Statements, Supplementary Financial

Information, Report of the Supervisory Committee, Report of the Audit Committee and section 68 of the Listing Rules of the Buenos Aires Stock Exchange and further documents of the fiscal year, including the documents in the English language prescribed by the Securities & Exchange Commission), as such documents have been submitted by the Board of Directors and –as applicable– by the Supervisory Committee.

Third Item: The performance of the Board of Directors and of the Supervisory Committee that served during the fiscal year ending December 31, 2004 is subject to the consideration of the Shareholders’ Meeting.

Fourth Item: A motion is made to allocate to the Independent Directors Messrs. Carlos Marcelo Villegas and Guillermo Michelson Irusta the amount of Arg $ 180,000.- as fees for the performance of technical and administrative duties in the fulfillment of the commission they were entrusted with at the Shareholders’ Meeting held on April 29, 2004.

Fifth Item: A motion is made to authorize the Board of Directors to make advances up to Arg $ 270,000 to those Directors who, during the fiscal year to be ended December 31, 2005, are performing technical and administrative duties or fulfilling special commissions. Record is made that the said amount is in the aggregate and not for each director individually.

Sixth Item: A motion is made to allocate to the Supervisory Committee a total remuneration of Arg $ 60,000 for the fiscal year ending December 31, 2004. As regards the remuneration of the External Auditors who served during the fiscal year ending December 31, 2004, a motion is made for their remuneration be fixed in the aggregate amount of Arg $ 72,600 VAT included.

Seventh Item: The Board of Directors considers that the classification of the Company under Section 206 of the Companies Law is temporary, since the completion of the financial debt of Telecom Argentina S.A. (Telecom) is anticipated, and it is reasonable that it so happens, for the 2005 fiscal year, what would record a substantial income that would make it possible to absorb the accrued losses or a substantial part thereof. Accordingly the Board of Directors put forwards:

1.	Carrying forward all of the unappropriated retained deficit as of December 31, 2004.

2.	That the shareholders should defer the adoption of a decision on the referred matter (section 206 of the Companies Law) until the completion of the restructuring process of Telecom’s debt unless the circumstances make it necessary for the Board of Directors to propose earlier the adoption of a different measure, and

3.	That the Board of Directors should convene a shareholders’ meeting to discuss this matter, after the first financial statements showing the income resulting from the restructuring of the debt of Telecom are approved, unless a regulation suspends or discontinues the application of the aforementioned section 206 of Law 19,550.

Eighth Item: A motion is made to approve the expenses incurred by the Audit Committee in the amount of Arg $5,170, which amount is within the budget approved at the Shareholders’ Meeting held on April 29, 2004. Likewise, a motion is made to approve the budget in the amount of Arg $ 50,000 for the Audit Committee for the fiscal year to end December 31, 2005 pursuant to the assessment made by the Audit Committee.

Ninth Item: The Board of Directors refrains from making a motion as far as this item is concerned.

Tenth Item: A motion is made to appoint Price Waterhouse & Co. External Auditors for the fiscal year to be ended December 31, 2005 and that their remuneration be fixed by the Shareholders’ Meeting that may approve the Financial Statements of the said fiscal year, with the Audit Committee being empowered to establish the modalities of the services to be provided and to make advances.

Eleventh Item: A motion is made to fix at six the number of regular directors, and at six the number of alternate directors, who will serve during the fiscal year to be ended December 31, 2005. It must be borne in mind that the motion comprises the regular and alternate director to be appointed jointly by Class A and Class B preferred shareholders, at the preferred special shareholders’ meeting upon considering item 12) of the Agenda.

Twelfth Item: The Board of Director refrains from making a motion. It reminds those shareholders proposing the appointment of directors and statutory auditors, that it is necessary to report to the Shareholders’ Meeting whether they are “independent” or “non-independent” pursuant to the guidelines fixed by the Comisión Nacional de Valores.

Thirteenth Item: The Board of Directors refrains from making a motion. It notes that out of the total directors to be appointed, at least three must be “independent” and furthermore, one of them must be a “financial expert” (both under the rules of the CNV and of Rule 10 A-3 of the Securities and Exchange Commission”) to qualify for the Audit Committee, which as from July 31, 2005 must be composed exclusively of “independent directors” pursuant to the rules of the Securities and Exchange Commission.

There being no further matters to be dealt with, the meeting was adjourned at 5:10 p.m.

Attendance:

Regular Directors:	Alberto Y. Messano Colucci
Ricardo Alberto Ferreiro
Oscar Cristianci
Eduardo Federico Bauer
Guillermo Michelson Irusta
Carlos Marcelo Villegas

Supervisory Committee:	María Rosa Villegas Arévalo
Enrique Garrido
Gerardo Prieto

Manager:	José Gustavo Pozzi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 24, 2005	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager